UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33280
HFF, INC.
(Exact name of registrant as specified in its charter)
c/o JLL CMG, LLC
200 East Randolph Drive
Chicago, Illinois 60601
312-782-5800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
 Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)
 None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1
Pursuant to the requirements of the Securities Exchange Act of 1934, JLL CMG, LLC, as successor by merger to HFF, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

JLL CMG, LLC as successor by merger to HFF, Inc.
Date: July 12, 2019	By:	/s/ Bryan J. Duncan
	Name:	Bryan J. Duncan
	Title:	Treasurer